UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number 000-31513

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THE CONTENTS OF THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K OF VIRYANET LTD. (THE “REGISTRANT”), INCLUDING EXHIBIT 99.1 HERETO (BUT EXCLUDING ANY QUOTES OF MEMBERS OF THE REGISTRANT’S MANAGEMENT APPEARING THEREIN), ARE HEREBY INCORPORATED BY REFERENCE IN THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (SEC FILE NO. 333-146265) AND FORMS F-3 (SEC FILE NOS. 333-114504 AND 333-130632).

CONTENTS

Attached as Exhibit 99.1 hereto is a copy of the registrant’s press release dated August 15, 2013, entitled “VIRYANET REPORTS SECOND QUARTER 2013 RESULTS”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

By:	/S/ MEMY ISH-SHALOM
Name:	Memy Ish-Shalom
Title:	President and Chief Executive Officer

Date: August 15, 2013

Exhibit Index

Exhibit No.	Description

99.1	Press release issued by the registrant on August 15, 2013, entitled “VIRYANET REPORTS SECOND QUARTER 2013 RESULTS”.

Exhibit 99.1

ViryaNet Reports Second Quarter 2013 Results

WESTBOROUGH, MA August 15, 2013 - ViryaNet Limited (OTC QB:VRYAF), a leading provider of software solutions that optimize and allow for the continuous improvement of service processes for mobile workforces, today announced its financial results for the second quarter and six months ended June 30, 2013.

Second Quarter 2013 Highlights

•	Revenues of $2.5 million for second quarter 2013 comparable to $2.5 million in same quarter last year

•	Gross margin increased to 61.7% in second quarter of 2013 compared to 59.7% in same quarter last year

•	Second quarter 2013 net income was $101,000 compared to $207,000 in same period last year

•

ViryaNet’s innovative mobile capabilities and integrated Performance Management offering generated excitement among customers and partners at ViryaNet’s Annual Customer Conference, held in May in Florida; “ViryaVision 2013” empowers customers for the mobile revolution. This excitement is well reflected in follow-up orders.

“We are pleased with the way our business continues to grow, although our second quarter results were impacted by several deals not closing in the period,” stated Memy Ish-Shalom, President and Chief Executive Officer of ViryaNet. “While quarterly comparisons for our first half do not reflect the growth in our backlog or the increase in the size of opportunities in the pipeline, both direct and through partners, and with both existing and new customers, we are confident that 2013 is tracking to plan and will be a year of solid growth for us.”

Mr. Ish-Shalom continued, “The demand for mobile workforce solutions is strong, as enterprises, large and small, seek to reduce their costs through greater efficiency, and build their reputation for providing outstanding customer service. Our approach is ideally designed for customers seeking to meet their current and future goals by embracing the opportunities presented by the mobile revolution. Our current backlog as of the end of the second quarter reflects a healthy flow of follow-on orders from our clients for additional services and maintenance that we will recognize over the balance of the year. Certain deals that we expected to close in the second quarter shifted to the third quarter, some of which have already closed, and we expect to sign additional business incremental to this in the third quarter. Based on our current visibility, pipeline, and positioning in the market place, we remain excited about the consistent growth opportunities we see for ViryaNet for the remainder of 2013 and beyond.”

Second Quarter 2013 Financial Results

For the quarter ended June 30, 2013, ViryaNet reported total revenues of $2.5 million comparable to $2.5 million for the same period in 2012.

Gross profit was $1.5 million, or 61.7% gross margin, compared to $1.5 million gross profit, or 59.7% gross margin, in the second quarter of 2012. Total operating expenses in the second quarter of 2013 were approximately $1.6 million, compared to $1.3 million in the corresponding period of 2012. Research and development expenses increased 67.7% to $431,000 from $257,000, which were targeted at accelerating the development of new offerings requested by current and prospective customers. Selling and marketing expenses were relatively unchanged and general and administrative expenses increased approximately 16% to $427,000 from $368,000. The operating loss for the second quarter of 2013 was $(38,000) compared to operating income of $175,000 in the corresponding quarter of 2012.

Net income for the second quarter of 2013 was $101,000, or $0.02 basic and diluted earnings per share, which included a gain on forgiveness of debt of $210,000, as compared to net income of $207,000, or $0.05 basic and diluted earnings per share, for the same period in 2012.

“The positive feedback we received from our ViryaVision 2013 annual customer conference, which was held in May in Florida, about our new ViryaNet G4 Field Application as well as the Capacity Planning, Dispatch, and Performance Management applications demonstrates that our commitment to R&D is right on track, meeting and exceeding customer demand for solutions in the marketplace and delivering the value-added services our customers have come to expect from us,” Mr. Ish-Shalom concluded. “We are in a better competitive position as our integrated software solutions are unique in the market.”

Six Months- Year-to-Date 2013 Financial Results

For the six months ended June 30, 2013, ViryaNet reported total revenues of $5.4 million compared to $5.7 million for the same period in 2012. License revenues for the first six months of 2013 decreased by $0.2 million to $0.4 million compared to $0.6 million in the same period of 2012. Maintenance and services revenues decreased $0.1 million to $5.0 million compared to $5.1 million in the first six months of 2012.

Gross profit was $3.3 million, or 61.5% gross margin, compared to $3.6 million gross profit, or 62.4% gross margin, in the first half of 2012. Total operating expenses year-to-date in 2013 were approximately $3.0 million compared to $2.9 million in the corresponding period of 2012. Research and development expenses increased 42.2% to $782,000 from $550,000, which was partially offset by a 7.8% decline in selling and marketing expenses to $1.4 million from $1.5 million. Operating income for the first six months of 2013 decreased by approximately $399,000 to $302,000 from $701,000 in the year-ago period, reflecting the decreased revenues and the increased investment in R&D.

Year-to-date net income in 2013 was $344,000, or $0.09 basic and $0.08 diluted earnings per share, compared to net income of $623,000, or $0.16 basic and $0.15 diluted earnings per share, for the same period in 2012.

Balance Sheet Summary

ViryaNet’s short and long-term bank debt balance on June 30, 2013 was reduced by $0.2 million, to $1.1 million as compared to $1.3 million on December 31, 2012. Convertible debt of $0.4 million as of December 31, 2012, was fully retired as of June 30, 2013. Cash and cash equivalents were approximately $0.3 million at both June 30, 2013 and December 31, 2012.

About ViryaNet

ViryaNet delivers mobile workforce management solutions that intelligently guide, automate, and optimize both simple and complex field service work, resulting in measurable business benefits. ViryaNet’s products, pre-packaged solutions and people are recognized within the industry as innovative which in turn enables its’ customers to be viewed as leaders within their respective industries. ViryaNet’s G4 products specialize in the functions of scheduling and dispatching resources and enabling mobile field communication and are delivered in industry specific configurations. Embedding industry best practices and utilizing innovative technologies like ViryaNet’s BPM Blueprint for Mobile Workforce Management™, Microsoft InfoPath® and device agnostic mobile solutions enable ViryaNet’s products to be rapidly deployed and extended to support virtually any business process across a wide range of industries. ViryaNet is proud to call many of the world’s leading utilities, the United States’ largest pure rural telecommunications firm, the supermarkets’ most respected retailer, and North America’s largest auto insurer as customers. ViryaNet has strong partnerships with leading platform and system integration companies that enable it to have a global presence. Headquartered in Westborough, MA, ViryaNet has additional offices in the United States and Israel. For more information visit our website or follow us on twitter.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet as of the date hereof, and ViryaNet assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for ViryaNet’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of ViryaNet’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s annual report on Form 20-F, filed on April 29, 2013, and the other reports filed by ViryaNet from time to time, with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

###
Press Contact:	Investor Contact:
Dolores Fallon	Peter Seltzberg
ViryaNet, Ltd	Hayden IR
508-490-8600, ext 5917	646-415-8972
Dolores.Fallon@viryanet.com	peter@haydenir.com

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2013	December 31, 2012
	Unaudited	Audited
Assets
CURRENT ASSETS:
Cash and cash equivalents	$344	$335
Restricted cash	210	164
Trade receivables	505	682
Other accounts receivable and prepaid expenses	214	216

Total current assets	1,273	1,397

NON - CURRENT ASSETS:
Severance pay fund	1,124	1,044
Long-term receivable	94	125
Other	40	38

Total non - current assets	1,258	1,207

PROPERTY AND EQUIPMENT, net	60	70

GOODWILL	6,516	6,516

Total assets	$9,107	$9,190

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Short-term bank credit	$145	$160
Current maturities of long-term bank loans	435	646
Trade payables	279	360
Deferred revenues	3,075	2,809
Other accounts payable and accrued expenses	1,254	1,388
Convertible debt	—	352

Total current liabilities	5,188	5,715

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	534	497
Long-term deferred revenues	123	232
Long-term deferred rent payable	61	70
Accrued severance pay	1,462	1,374

Total long-term liabilities	2,180	2,173

SHAREHOLDERS’ EQUITY:
Share capital	5,055	4,817
Additional paid-in capital	116,152	116,297
Accumulated deficit	(119,468)	(119,812)

Total shareholders’ equity	1,739	1,302

Total liabilities and shareholders’ equity	$9,107	$9,190

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited. U.S. dollars in thousands, except share and per share data)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Revenues:
Software licenses	$27	$83	$419	$618
Maintenance and services	2,473	2,453	5,010	5,076

Total revenues	2,500	2,536	5,429	5,694

Cost of revenues:
Software licenses	—	—	62	50
Maintenance and services	958	1,021	2,029	2,092

Total cost of revenues	958	1,021	2,091	2,142

Gross profit	1,542	1,515	3,338	3,552

Operating expenses:
Research and development	431	257	782	550
Selling and marketing	722	715	1,351	1,465
General and administrative	427	368	903	836

Total operating expenses	1,580	1,340	3,036	2,851

Income (loss) from operations	(38)	175	302	701

Other income (expense):
Financial income (expenses), net	(71)	36	(168)	(59)
Gain on forgiveness of debt (1)	210	—	210	—

Total other income (expense)	139	36	42	(59)

Income before taxes	101	211	344	642

Taxes on income	—	4	—	19

Net income	$101	$207	$344	$623

Basic income per share	$0.02	$0.05	$0.09	$0.16

Diluted income per share	$0.02	$0.05	$0.08	$0.15

Weighted average number of shares used in computation of basic income per share	4,075,928	3,894,748	4,039,546	3,870,979

Weighted average number of shares used in computation of diluted income per share	4,460,903	4,269,369	4,420,647	4,245,600

(1)	In July 2012 the Company and its convertible debt holder agreed to modify the convertible debt agreement between them such that under certain conditions, the Company would pay $270,000 of the original debt of $480,000 that is due in August 2013, in 12 equal monthly installments starting in July 2012, and if the Company pays all installments and the convertible debt holder does not convert any portion of the debt to shares, then upon payment by the Company of the final installment, the remaining outstanding $210,000 of the original debt of $480,000 will be forgiven. As the Company met all of the payment conditions and the debt holder did not convert the balance of the original debt to Ordinary Shares prior to payment of the last installment, which occurred in June 2013, the remaining outstanding principal balance of $210,000 was forgiven and recorded as gain from forgiveness of debt in the Company’s income statement.